

February 24, 2012

Via E-mail
Mr. John W. Prosser, Jr.
Executive Vice President, Finance and Administration
Jacobs Engineering Group, Inc.
1111 South Arroyo Parkway
Pasadena, California 91105

> **RE:** **Jacobs Engineering Group, Inc.**
> **Form 10-K for the Year Ended September 30, 2011**
> **Filed November 21, 2011**
> **Form 10-Q for the Period Ended December 30, 2011**
> **Filed January 27, 2012**
> **Response dated February 21, 2012**
> **File No. 1-7463**

Dear Mr. Prosser:

We have reviewed your response letter dated February 21, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis

Critical Accounting Policies

Testing Goodwill for Impairment, page 33

2. We note your response to comment two in our letter dated February 8, 2011. On page 25,
    you disclose that you perform your annual impairment reviews of goodwill at the end of the
    third quarter of your fiscal year. You state that the principal reason for the increase in the
    earnings multiple in fiscal 2011 was the reduction in your earnings per share during this
    period while the stock price remained relatively unchanged. Your selected quarterly data on
    page F-36 indicates that your earnings per share during the four quarters ended July 1, 2011
    increased compared to the four quarters ended July 2, 2010. Please advise.

Financial Statements

Notes to the Financial Statements

Note 6. Borrowings, page F-19

3. We note your response to comment seven in our letter dated February 8, 2011, including
    your belief that it is not reasonably likely that you will breach your covenants. Given that
    your notes payable and long-term debt amounts have increased significantly from $80
    million at October 1, 2010 to $568 million at September 30, 2011, we continue to believe
    you should disclose whether you were in compliance with your debt covenants. You should
    also consider further disclosing the specific terms of your debt covenants to which you are
    subject with any required ratios/amounts.

Form 10-Q for the Period Ended December 30, 2011

General

4. Please address the above comments in your interim filings as well, as applicable.

        If you have any questions regarding these comments, please direct them to Nudrat Salik,
Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

                                        Sincerely,

                                        /s/ Rufus Decker

                                        Rufus Decker
                                        Accounting Branch Chief